UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

GAIN Capital Holdings, Inc.

(Name of issuer)

Common Stock, par value $0.00001

(Title of class of securities)

36268W100

(CUSIP number)

Tom Scarborough

c/o IPGL Limited

Citypoint Level 28, One Ropemaker Street, London, EC2Y 9AW

+44 207 448-0360

COPY TO:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 N. LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 36268W100		Page 2 of 11

Explanatory Note: The Reporting Persons have previously filed statements on Schedule 13G with respect to their ownership of the Issuer’s common stock. As a result of the recent appointment of Mark William Lane Richards to the Issuer’s board of directors, the Reporting Persons are no longer eligible to report their ownership of common stock on Schedule 13G on an annual basis.

(1)	Names of reporting persons IPGL Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (see Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization England and Wales
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 5,482,981 shares (see Item 5(a))
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 5,482,981 shares (see Item 5(a))
(11)	Aggregate amount beneficially owned by each reporting person 5,482,981 shares (see Item 5(a))
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.2%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 36268W100		Page 3 of 11

(1)	Names of reporting persons Fox & Trot Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (see Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization England and Wales
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 shares
	(8)	Shared voting power 4,629,950 shares (see Item 5(a))
	(9)	Sole dispositive power 0 shares
	(10)	Shared dispositive power 4,629,950 shares (see Item 5(a))
(11)	Aggregate amount beneficially owned by each reporting person 4,629,950 shares (see Item 5(a))
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 10.3%
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D
CUSIP No. 36268W100		Page 4 of 11

Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.00001 per share (the “Common Stock”), of GAIN Capital Holdings, Inc. (the “Company”). The principal executive offices of the Company are located at Bedminster One, 135 Route 202/206, Bedminster, New Jersey 07921.

Item 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by each of IPGL Limited (“IPGL”) and Fox & Trot Limited (f/k/a City Index Group Limited) (“F&T” and together with IPGL, the “Reporting Persons”) pursuant to Rule 13d- 1(k) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Act.

(b) The address of the principal business office of the Reporting Persons is c/o IPGL Limited, Citypoint Level 28, One Ropemaker Street, London, EC2Y 9AW.

(c) IPGL is a corporate holding company and the 100% owner and ultimate parent company of F&T. The principal business of the Reporting Persons is to make investments in both private and public companies in the financial services sector and also in alternative assets such as wine, art, and property.

(d)-(e) During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers or directors (as applicable) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers or directors (as applicable) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons were organized under the laws of England and Wales.

The name, primary business address, citizenship and present principal occupation of each director and executive officer of each Reporting Person is set forth in Schedule A to this Statement, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds.

On April 1, 2015, the Company completed its acquisition of 100% of the issued and outstanding shares of common stock of City Index (Holdings) Limited (“City Index”) from F&T, for consideration consisting of (i) approximately $36 million in cash; (ii) 5,319,149 shares of the Company’s Common Stock; and (iii) 4.125% Convertible Senior Notes due 2020 (the “Convertible Notes”) in an aggregate principal amount of $60.0 million. F&T subsequently distributed some of such shares of Common Stock and Convertible Notes to its owners. As previously reported, IPGL subsequently acquired in the open market an additional 853,031 shares of Common Stock of the Company, the last such acquisition of shares occurring on September 7, 2017. The source of funds for the acquisition of shares was working capital of IPGL, dividend income from investments held by IPGL and disposal of investments held by IPGL.

Item 4.	Purpose of the Transaction.

The Reporting Persons have acquired beneficial ownership of the Common Stock for investment purposes, and such acquisition has been made in the Reporting Persons’ ordinary course of business.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose of or otherwise deal in the Common Stock at such times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Company’s operations, business strategy or prospects, or from a sale or merger of the Company or otherwise. To evaluate such alternatives, the Reporting Persons will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity objectives and other investment considerations. Furthermore, on January 17, 2018, the Company’s board of directors appointed Mark William Lane Richards to serve as a Class II director of the Company. Mr. Richards is the Chief Executive Officer and a director of IPGL and a director of F&T. In his capacity as a member of the Company’s board of directors and the Reporting Persons’ capacity as a significant shareholder, Mr. Richards and the Reporting Persons will from time to time discuss various matters with management and other directors of the Company, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.

SCHEDULE 13D
CUSIP No. 36268W100		Page 5 of 11

The Reporting Persons have no current intention to propose changes in the Company’s operations, governance or capitalization, or to propose one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or to acquire additional shares of Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise. The Reporting Persons may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned as of the date hereof:

The Reporting Persons beneficially own an aggregate of 5,482,981 shares of Common Stock. The shares of Common Stock beneficially owned by the Reporting Persons are held of record as follows: (a) 853,031 shares by IPGL; and (b) 4,629,950 shares by F&T.

David Jeremy Courtenay-Stamp, David Gelber, Mark William Lane Richards and Michael Alan Spencer are the directors of IPGL and have the power, acting by majority vote, to vote or dispose of shares directly held by IPGL. IPGL is the 100% owner of F&T. Frederick Morton, Mark William Lane Richards and Tom Scarborough are the directors of F&T, and act at the direction of the directors of IPGL to vote or dispose of shares directly held by F&T, except in certain limited circumstances where they have the power, acting by majority vote, to vote or dispose of shares directly held by F&T. As a result, IPGL may be deemed to share voting and dispositive power with respect to the shares of Common Stock held of record by F&T.

Percent of class:

In the aggregate, IPGL beneficially owns 5,482,981 shares of Common Stock, or 12.2% of the total number of shares of Common Stock outstanding.

In the aggregate, F&T beneficially owns 4,629,950 shares of Common Stock, or 10.3% of the total number of shares of Common Stock outstanding.

All percentages calculated in this Schedule 13D are based upon 45,077,828 shares outstanding as of October 31, 2017, as disclosed in the Company’s quarterly report on Form 10-Q filed with the SEC on November 8, 2017.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0 shares.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: 0 shares.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c)	The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5(c), as applicable.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

SCHEDULE 13D
CUSIP No. 36268W100		Page 6 of 11

Stockholders’ Agreement

In connection with the acquisition of City Index, the Company entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with F&T, INCAP Gaming B.V., a company incorporated and registered in The Netherlands and an affiliate of IPGL (“INCAP”), Francisco Partners II, L.P., Sun Luxco I, Sarl and Sun Luxco II, Sarl, dated as of October 31, 2014.

Under the terms and subject to the conditions of the Stockholders’ Agreement, including the satisfaction of the eligibility standards established by the Company’s Nominating and Corporate Governance Committee, INCAP has the right to nominate one director to the Company’s board of directors and the Company will increase the size of the Board by one member upon INCAP’s request to nominate its director designee to the board. INCAP’s director designee is entitled to remain a director, subject to certain conditions, until the earlier of such time as (i) INCAP ceases to beneficially own at least 5% of the aggregate number of outstanding shares of Common Stock and other securities of the Company convertible into or exchangeable for Common Stock (calculated on an as-converted-to- Common Stock basis) (the “Ownership Threshold”) and (ii) INCAP’s right to nominate a director is terminated by the Company following such time as INCAP ceases to be controlled by the direct or indirect equity holders of INCAP as of the date of the Stockholders’ Agreement. At any time INCAP’s director designee is not serving on the board and INCAP has the right to nominate a director under the Stockholders’ Agreement, INCAP has the right to designate one individual as a non-voting observer to the Board.

F&T is subject to customary standstill provisions that prevent F&T from, among other things, engaging in any solicitation of proxies with respect to the voting of the voting securities of the Company, entering into or proposing certain fundamental transactions involving the Company or calling a meeting of shareholders or taking any action or making any public statement to seek to control or influence the management, the board or policies of the Company. The standstill provisions will cease to apply upon the earliest to occur of (i) the time at which F&T and its affiliates beneficially own less than the Ownership Threshold, (ii) five years from the closing date of the City Index acquisition, and (iii) the public announcement by the Company that it has entered into a definitive agreement with respect to a fundamental transaction with a third party.

On January 17, 2018, the board of directors of the Company appointed Mark William Lane Richards to serve as a Class II director of the Company pursuant to the director appointment right granted to INCAP in the Stockholders’ Agreement. Mr. Richards is the Chief Executive Officer and a director of IPGL and a director of F&T.

Registration Rights Agreement

The Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”), effective as of April 1, 2015, with VantagePoint Venture Partners IV (Q), L.P., VantagePoint Venture Partners IV, L.P., VantagePoint Venture Partners Principals Fund, L.P., VP New York Venture Partners, L.P. (collectively, the “Other Investors”), F&T and INCAP. Pursuant to the terms of the Registration Rights Agreement, upon the request of F&T, any Other Investor or other parties to the Registration Rights Agreement holding at least 30% of the Common Stock and the Convertible Notes (calculated on an as-converted-to-common-stock basis) subject to the Registration Rights Agreement (the “Registrable Securities”), the Company must use its reasonable best efforts to prepare and file a registration statement registering the offer and sale of the Registrable Securities requested to be registered. The Company was required to use reasonable best efforts to file and cause to become effective a shelf registration statement registering all Registrable Securities within six months of April 1, 2015. The Company must use reasonable best efforts to keep such shelf registration statement continuously effective under the Securities Act of 1933, as amended (the “Securities Act”) in order to permit the prospectus forming a part thereof to be usable by holders of Registrable Securities until the earlier of (i) three years following the effectiveness under the Securities Act of the shelf registration statement and (ii) the date on which each of the holders of Registrable Securities is permitted to sell all of its Registrable Securities without registration pursuant to Rule 144 under the Securities Act without limitation or restriction under any of the requirements of Rule 144. F&T and the Other Investors also have customary piggy-back registration rights under the Registration Rights Agreement.

Neither the Other Investors (taken together) nor F&T may request a registration of Registrable Securities more than twice and F&T was not allowed to request a registration of Registrable Securities prior to April 1, 2017. F&T’s

SCHEDULE 13D
CUSIP No. 36268W100		Page 7 of 11

and the Other Investors’ registration rights are also subject to additional limitations, including a limitation that no registration is required unless the anticipated aggregate price to the public (after deduction for underwriter’s discounts and expenses related to the issuance) of the Registrable Securities requested to be registered is equal to or greater than $20.0 million. Except as specifically provided in the Registration Rights Agreement, all expenses of registration will be borne by the Company.

Convertible Notes

The Company issued $60.0 million in aggregate principal amount of the Convertible Notes as part of the consideration for the entire issued and outstanding share capital of City Index. The Convertible Notes were issued pursuant to an indenture dated as of April 1, 2015 (the “Indenture”) between the Company and The Bank of New York Mellon, as trustee. F&T beneficially owns $52,240,000 principal amount of the Convertible Notes as of December 31, 2017.

Prior to October 1, 2019, the Convertible Notes will be convertible only upon the occurrence of specified events set forth in the Indenture. Thereafter, until the close of business on the business day immediately preceding the maturity date, holders may convert their Convertible Notes at any time.

The Company will settle conversions of the Convertible Notes by paying or delivering, as the case may be, cash, shares of Common Stock or a combination thereof, at its election. The conversion rate for the Convertible Notes is initially equal to 102.3541 shares of Common Stock per $1,000 principal amount of Convertible Notes and is subject to adjustment. The conversion price is equal to $1,000 divided by the conversion rate then in effect. The conversion rate, and therefore the conversion price, is subject to customary anti-dilution adjustments, as described in the Indenture, including, but not limited to, common stock splits, common stock combinations, issuances of common stock as a dividend on the Common Stock, issuances of options, rights, warrants or other securities of the Company as a dividend on the Common Stock, payment by the Company of any cash dividend other than a regular, quarterly cash dividend that does not exceed $0.05 per quarter per share of Common Stock, and above-market tender offers or exchange offers by the Company or its subsidiaries for the Common Stock.

If the Company undergoes a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or part of their Convertible Notes at a purchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. In addition, in certain circumstances, the Company may be required to increase the conversion rate for any Convertible Notes converted in connection with a make-whole fundamental change (as defined in the Indenture).

Prior to April 1, 2018, the Company will not have the right to redeem the Convertible Notes. On or after April 1, 2018, and prior to the maturity date, the Company may redeem for cash all, but not less than all, of the Convertible Notes if the last reported sale price of the Common Stock equals or exceeds 130% of the conversion price for the Convertible Notes for at least 20 trading days, whether or not consecutive, during the 30 consecutive trading day period ending on the trading day immediately preceding the date the Company delivers notice of redemption. The redemption price will be equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. If the Company elects to redeem the Convertible Notes, holders may convert their Convertible Notes at any time prior to the close of business on the business day immediately preceding the redemption date.

The description of the above agreements do not purport to be complete descriptions and are qualified in their entirety by reference to the full text of such agreements, which are filed as part of this Schedule 13D and incorporated by reference herein.

SCHEDULE 13D
CUSIP No. 36268W100		Page 8 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of February 15, 2018, by and among the Reporting Persons.

Exhibit B:	Stockholders’ Agreement, effective as of October 31, 2104, among GAIN Capital Holdings, Inc., City Index Group Limited and the other parties identified as “Stockholders” therein (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K/A, filed on January 12, 2015)

Exhibit C:	Form of Registration Rights Agreement among GAIN Capital Holdings, Inc., City Index Group Limited, INCAP Gaming B.V. and the other parties identified as “Investors” therein (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K/A, filed on January 12, 2015)

Exhibit D:	Indenture, dated as of April 1, 2015, between GAIN Capital Holdings, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.11 of the Company’s Registration Statement on Form S-3, as amended, No. 333-208175, originally filed on November 23, 2015)

Exhibit E:	Form of 4.125% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit A to Exhibit 4.11 of the Company’s Registration Statement on Form S-3, as amended, No. 333- 208175, originally filed on November 23, 2015)

SCHEDULE 13D
CUSIP No. 36268W100		Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit A hereto.

Date: February 15, 2018.

IPGL LIMITED

By:	/s/ Mark William Lane Richards
Name:	Mark William Lane Richards
Title:	Director and Chief Executive Officer

FOX & TROT LIMITED

By:	/s/ Mark William Lane Richards
Name:	Mark William Lane Richards
Title:	Director

SCHEDULE 13D
CUSIP No. 36268W100		Page 10 of 11

SCHEDULE A

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of IPGL and F&T.

IPGL is managed by a board of directors acting by majority vote. The name and principal occupation of each of the members of the board of directors of IPGL and its executive officers are listed below. The business address of each director and executive officer of IPGL is c/o IPGL Limited, Citypoint Level 28, One Ropemaker Street, London, EC2Y 9AW.

All executive officers and directors of IPGL are citizens of the United Kingdom except for David Gelber who is a citizen of Canada.

Directors and Executive Officers of IPGL

Name	Principal Occupation or Employment
David Jeremy Courtenay-Stamp	Partner at Macfarlanes LLP and Director of IPGL
David Gelber	Compliance Officer of Castellian Capital LLP, Director of Saxo Capital Markets UK Ltd and Director of IPGL
Mark William Lane Richards	Chairman of Exotix Holdings Limited, Director of Commercial Bank of Egypt Limited, Chief Executive Officer and Director of IPGL and Director of F&T
Michael Alan Spencer	Chief Executive Officer and Executive Director of NEX Group plc, and Chairman of IPGL
Frederick Morton	Chief Financial Officer of IPGL and Director of F&T

F&T is wholly-owned by IPGL and is managed by a board of directors that act at the direction of the board of directors of IPGL, except in certain limited circumstances where they have the power to act by majority vote. The name and principal occupation of each of the members of the board of directors of F&T are listed below. The business address of each director of F&T is c/o Fox & Trot Limited, Citypoint Level 28, One Ropemaker Street, London, EC2Y 9AW.

All directors of F&T are citizens of the United Kingdom.

Directors of F&T

Name	Principal Occupation or Employment
Frederick Morton	Chief Financial Officer of IPGL and Director of F&T
Mark William Lane Richards	Chairman of Exotix Holdings Limited, Director of Commercial Bank of Egypt Limited, Chief Executive Officer and Director of IPGL and Director of F&T
Tom Scarborough	Investment Director of IPGL and Director of F&T

SCHEDULE 13D
CUSIP No. 36268W100		Page 11 of 11

EXHIBIT INDEX

Exhibit A:	Joint Filing Agreement dated as of February 15, 2018, by and among the Reporting Persons.

Exhibit B:	Stockholders’ Agreement, effective as of October 31, 2104, among GAIN Capital Holdings, Inc., City Index Group Limited and the other parties identified as “Stockholders” therein (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K/A, filed on January 12, 2015)

Exhibit C:	Form of Registration Rights Agreement among GAIN Capital Holdings, Inc., City Index Group Limited, INCAP Gaming B.V. and the other parties identified as “Investors” therein (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K/A, filed on January 12, 2015)

Exhibit D:	Indenture, dated as of April 1, 2015, between GAIN Capital Holdings, Inc. and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.11 of the Company’s Registration Statement on Form S-3, as amended, No. 333-208175, originally filed on November 23, 2015)

Exhibit E:	Form of 4.125% Convertible Senior Notes due 2020 (incorporated by reference to Exhibit A to Exhibit 4.11 of the Company’s Registration Statement on Form S-3, as amended, No. 333- 208175, originally filed on November 23, 2015)